SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

March 31, 2021

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

Building 5, Croxley Park,
Hatters Lane, Watford, Hertfordshire, WD18 8YE,
England

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith+Nephew Additional Annual General Meeting update

31 March 2021

Further to the Notice of Annual General Meeting ("2021 Notice of Meeting") published on 1 March 2021, Smith+Nephew (LSE:SN, NYSE:SNN), the global medical technology business, confirms the following in respect of the format of its Annual General Meeting ("AGM") to be held at 4:00 pm on Wednesday, 14 April 2021.

The Government's updated COVID-19 guidance, issued on 29 March 2021, reiterated that restrictions remain in place across the country preventing individuals from different households mixing indoors and requesting that people 'minimise travel'. Shareholders are therefore reminded they must not physically attend the AGM, in line with the Government's measures and restrictions that will be in force at the date of the AGM.

The AGM will be conducted as a hybrid meeting, enabling shareholders to attend and participate (voting and raising questions) by electronic means. A free phone telephone facility is also available to shareholders who may not have access to a Computer and wish to listen to the meeting and raise questions by telephone. Further information on how shareholders can join the hybrid meeting electronically via an online meeting platform, submit questions and vote can be found on pages 17-19 of our 2021 Notice of Meeting. Please be reminded that shareholders will require their SRN and PIN to access the meeting electronically. These can be found printed on your Form of Proxy or in your email notification, if you have chosen to receive shareholder communications electronically. The physical meeting will only be attended by the Chair, Chief Financial Officer and the Company Secretary, with all other Directors attending electronically.

The hybrid AGM will commence at 4:00 pm on Wednesday, 14 April 2021 but shareholders should note that electronic entry to the meeting via the online meeting platform will open at 3:30 pm.

Enquiries

Investors/ Analysts
Andrew Swift                                                                  +44 (0) 1923 477433
Smith+Nephew

Media
Charles Reynolds                                                            +44 (0) 1923 477314
Smith+Nephew

About Smith+Nephew
Smith+Nephew is a portfolio medical technology business that exists to restore people's bodies and their self-belief by using technology to take the limits off living. We call this purpose 'Life Unlimited'. Our 18,000 employees deliver this mission every day, making a difference to patients' lives through the excellence of our product portfolio, and the invention and application of new technologies across our three global franchises of Orthopaedics, Advanced Wound Management and Sports Medicine & ENT. Founded in Hull, UK, in 1856, we now operate in more than 100 countries, and generated annual sales of $4.6 billion in 2020. Smith+Nephew is a constituent of the FTSE100 (LSE:SN, NYSE:SNN). The terms 'Group' and 'Smith+Nephew' are used to refer to Smith & Nephew plc and its consolidated subsidiaries, unless the context requires otherwise.

For more information about Smith+Nephew, please visit www.smith-nephew.com and follow us on Twitter, LinkedIn, Instagram or Facebook.

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith+Nephew, these factors include: risks related to the impact of COVID-19, such as the depth and longevity of its impact, government actions and other restrictive measures taken in response, material delays and cancellations of elective procedures, reduced procedure capacity at medical facilities, restricted access for sales representatives to medical facilities, or our ability to execute business continuity plans as a result of COVID-19; economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers (including, without limitation, as a result of COVID-19); price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers (including, without limitation, as a result of COVID-19); competition for qualified personnel; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith+Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith+Nephew's most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith+Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith+Nephew are qualified by this caution. Smith+Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith+Nephew's expectations.

◊ Trademark of Smith+Nephew. Certain marks registered US Patent and Trademark Office.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: March 31, 2021

By: /s/ Susan Swabey
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                                                                                                                              Susan Swabey
                                                                                                                      Company Secretary